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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	1999	2000	2001	2002	2003
	(dollars in thousands)
Fixed charges:
Interest on indebtedness	$33,078	$47,760	$47,793	$63,720	$50,907
Amortization of deferred financing costs	2,266	3,647	3,622	5,494	4,870
Interest expense on portion of rent expense representative of interest (from below)	337	315	277	469	180

Total fixed charges	$35,681	$51,722	$51,692	$69,683	$55,957

Earnings:
Loss from continuing operations before income taxes and minority interests	$(184,152)	$(207,637)	$(226,167)	$(276,490)	($135,936)
Add (subtract) adjustments for investments accounted for under the equity method	3,246	(3,501)	1,601	1,514	1,921
Fixed charges per above	35,681	51,722	51,692	69,683	55,957

Total loss	$(145,225)	$(159,416)	$(172,874)	$(205,293)	$(78,058)

Ratio of earnings to fixed charges	(4.07)	(3.08)	(3.34)	(2.95)	(1.39)
Coverage deficiency	(180,906)	(211,138)	(224,566)	(274,976)	(134,015)

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES